Exhibit 99.9
CONSENT OF EXPERT
The undersigned, Mr. Mike Hester, consents to the reference to him under the heading “Interest of Experts” in the Annual Report on Form 40-F, of Goldcorp Inc.

By: /s/ Mike Hester
Name: Mike Hester
Date: March 21, 2006